Telecopy Number (202) 745-1920 Night Clerk Number (202) 462-8264	Cassidy & Associates Attorneys at Law 1504 R Street, N.W. Washington, D.C. 20009 (202) 387-5400	Practice Limited to Federal Taxation and Securities Law Matters

November 9,  2009
Peggy Fisher
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, DC 20549

Re:	Manthey Redmond Corporation Registration Statement on Form S-1 Letter of Comment dated September 23, 2009 File No. 333-161600

Ms. Fisher:

Attached for filing with the Securities and Exchange Commission is Amendment No.1 to the Manthey Redmond Corporation registration statement on Form S-1.  Simultaneously with this filing I have delivered a courtesy copy of this amendment marked to show changes to Jay Mumford, the Staff Attorney of record for this offering, and Dennis Hult the reviewing accountant of record.

The  following responses address the comments of the reviewing staff of the Commission as set forth  in a comment letter dated September 23, 2009 (the "Comment Letter").  The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing  the  location of each response thereto in the Registration Statement.

Prospectus Cover Page

1.	The noted sales price disclosure has been revised and appears throughout the prospectus.

2.	The noted disclosure has been removed.

The Business

3.	The requested disclosure has been added and appears on page 1of the prospectus.

4.	The requested disclosure has been added and appears beginning on page 1of the prospectus.

Cassidy & Associates Letter	Pager Number 2

5.	The requested disclosure has been added and appears beginning on page 1 of the prospectus.

6.	The requested disclosure has been added and appears on page 1 of the prospectus.

7.	The requested disclosure has been added and appears on page 2 of the prospectus.

Risk Factors

8.	Two risk factors have been added and appear beginning on page 3 of the prospectus.

9.	The requested risk factor has been added and appears on page 5 of the prospectus.

10.	The requested risk factor has been added and appears on page 4 of the prospectus.

11.	The requested risk factor has been added and appears on page 4 of the prospectus.

Selling Shareholders

12.	The requested disclosure has been added and appears beginning on page 7 of the prospectus.

13.	None of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Plan of Distribution

14.	The noted disclosure has been corrected and appears on page 12 of the prospectus.

Additional Information Describing Securities

15.
The Staff=s comment is noted but the registrant believes that the first several paragraphs of the disclosure in this section discuss the basic parameters of the rights of the holders of the common stock.  The reference to the Delaware statutes is made for those investors who may wish to further explore more arcane questions pertaining to their particular situation only.  To attempt to outline the Delaware Law, other than the basic shareholder rights already described in the document, would be unduly lengthy, possibly confusing and likely not germane to an investment decision.

The Business

16.	The requested disclosure has been added and appears on page 15 of the prospectus.

Manthey Redmond Eco Engine

17.	The requested disclosure has been added and appears on page 14 of the prospectus.

Background

Cassidy & Associates Letter	Pager Number 3

18.	The requested disclosure has been added and appears on page 15 of the prospectus.

19.	The requested disclosure has been added and appears on page 16 of the prospectus.

Property

20.	The requested disclosure has been added and appears on page 16 of the prospectus.

Business Plan

21.	The requested disclosure has been added and appears on page 17 of the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations

22.	The requested disclosure has been corrected and appears on page 18 of the prospectus.

23.	The noted figure, which was erroneously calculated on a fiscal year ending June 30, 2010, has been corrected.

24.
The Company intends to account for these transactions as other income (non-operating) upon receipt of payments, given that Manthey Redmond (Aust) has agreed that the payments will be non-refundable.  As such, the payments will be deemed realized and earned by the Company upon receipt of payments.

Potential Revenue

25.	The requested disclosure has been corrected and appears on page 18 of the prospectus.

Certain Relationships and Related Transactions

26.
The requested disclosure has been added and appears on page 21 of the prospectus.  The disclosure was not earlier included as the amount involved does not exceed $120,000 the guideline suggested for disclosure by Section 404 of Regulation S-K.

Signatures

27.	The requested disclosure has been corrected.

28.	The requested disclosure identification has been added.

Financial Statements

29.	The Staff's comments have been noted and an updated accountant's consent is included with the filing.

Cassidy & Associates Letter	Pager Number 4

30.	The Company's fiscal year is January 1 to December 31 which has been added to Note 2 to the financial statements.

31.
$           The Registrant, Manthey Redmond Corporation (US) was established for the purpose of opening up the U.S market for the Eco-Engine through the licensing of intellectual property owned by Manthey Redmond (Aust) Pty Limited.  As stated elsewhere in the filing, the Registrant will seek to form co-development agreements and other joint-ventures with public and private institutions with a view to generating revenue; that is, exploit its leased Technology.

In contrast, Redmond Family Company Pty Limited and Manthey Holdings Pty Limited are joint-venture partners and Manthey Redmond (Aust) Pty Limited was their joint-venture vehicle.  The joint-venture engaged in research and development with a view to creating intellectual property.

Therefore, even though the initial setup of the Registrant appears similar to Manthey Redmond (Aust) Pty Limited in terms of resources (capital, personnel and equipment), the Company does not consider the two entities to be successor-predecessor; the former exploits specific leased Technology and the latter develops hitherto unproved concepts.

Likewise, with respect to Manthey Holdings Pty Limited, it acts solely as an independent vendor providing services to the Registrant.  This is not a similar arrangement as that between Manthey Holdings Pty Limited (as trustee) and Redmond Family Company Pty Limited (as trustee) as joint-venture partners, or as the relationship between Manthey Holdings Pty Limited (as trustee) and Manthey Redmond (Aust) Pty Limited where Manthey Holdings Pty Limited is a shareholder.

This "independent vendor" distinction is further demonstrated by the freedom of the Registrant to engage other facilities for development and manufacture of products based on its leased Technology.

As a result of the foregoing considerations, the Company does not consider Manthey Redmond (Aust) Pty LImited or Manthey Holdings Pty Limited represent predecessor operations of the Registrant and the financial information for these entities is not required in the filing.

$           Paragraph 2.c. of FIN 46R defines variable interests in a VIE as Acontractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity=s net assets exclusive of variable interests.@  In other words, variable interests are those that expose the holder of the interest to another entity=s expected losses and expected residual returns.

Additionally, according to FIN 46R, an enterprise that consolidates a variable interest entity is the primary beneficiary of the variable interest entity.  The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity=s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity=s net assets excluding variable interests.

Cassidy & Associates Letter	Pager Number 5

The Company will receive advances of $40,000 monthly up to $4,200,000 in aggregate from Manthey Redmond (Aust) under the Investment Agreement, which will be accounted for as other income upon receipts of the advances, given that they are nonrefundable and do not constitute as loan.  Additionally, the Company is licensed by Manthey Redmond (Aust) to sublicense, develop, manufacture, have manufactured, use and sell or supply licensed products under the Patent Licensing Agreement.  These arrangements do not change with changes in the fair value of net assets of Manthey Redmond (Aust).  Besides, the Registrant does not absorb a majority of expected losses or receive a majority of expected residual returns of Manthey Redmond (Aust) as a result of such arrangements.  Therefore, we do not consider Manthey Redmond (Aust) as a VIE that should be consolidated in the Registrant=s financial statements.

As mentioned previously, Manthey Holdings Pty Ltd acts as a vendor providing research facility, staff, and equipment for the Registrant under the Development Agreement.  The Registrant may engage any other manufacturing and researching facilities for its business related to the Technology.  Under the agreement, the Registrant does not absorb a majority of expected losses or receive a majority of expected residual returns of Manthey Holdings Pty Ltd as a result of such arrangement.  The contractual agreement does not change with changes in the fair value of net assets of Manthey Holdings Pty Ltd.  As a result, we do not consider Manthey Holdings Pty Ltd as a VIE that should be consolidated in the Registrant=s financial statements.

In paragraph 11 of FIN 46R, a development stage entity is a variable interest entity if it meets one of the conditions in paragraph 5.  Providing that the Registrant is a development stage company and pursuant to its lack of financial support in addition to equity investments at risk at the current stage, it appears to be more likely that the Registrant might be considered as a possible VIE of other entities by its design or arrangements, rather than the opposite.

$           Please note that Michael Charles Manthey, the son of Steven Charles Manthey, President and Director of the company, is the controlling person of North American Motors which currently holds 600,000 common shares.

32.	Please refer to our response to comment #3 and the revised paragraph 3 under AThe Business@ section appearing on page 14 of the prospectus.

Exhibits

33.	This exhibit has been refiled to include Schedule 1.

34.	The requested exhibits have been refiled.

Sincerely,

Lee W. Cassidy